

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 30, 2008

via U.S. mail and facsimile

John D. Ferguson, President and CEO
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215

       RE: **Corrections Corporation of America**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 27, 2008
              Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
              June 30, 2008 and September 30, 2008
              File No. 1-16109

Dear Mr. Ferguson:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

                          Sincerely,

                          Terence O'Brien
                          Accounting Branch Chief